CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

March 24, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Linda Cvrkel
Robert Shapiro
Mara Ransom
Ryan Lichtenfels

Re:	Ever Harvest International Group Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed on February 14, 2022
File No. 000-56362

Ladies and Gentlemen:

On behalf of Ever Harvest International Group Inc. (the “Company.” or “TLGN”), we are hereby responding to the comment letter dated March 16, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 3 to Registration Statement on Form 10-12G

"The Holding Foreign Companies Accountable Act requires the Public Company Accounting

Oversight Board (PCAOB)..." , page 17

1. Please revise your risk factor header to acknowledge, as you do in the text of the risk factor, that the three years you reference could be reduced to two years if the Accelerating HFCAA Senate bill is enacted. Make consistent revisions to your references to this risk factor, as revised, such as on page iv.

Response: We have revised the risk factor heading to read as follows:

The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. This three year period will be shortened to two years if the Accelerating Holding Foreign Companies Accountable Act is enacted. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.

We have also made conforming changes to references to this risk factor throughout the registration statement.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW